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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-8F

                     APPLICATION PURSUANT TO SECTION 8(F)
                   OF THE INVESTMENT COMPANY OF 1940 ("ACT")
               AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT
                COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

    [X]  MERGER
    [ ]  LIQUIDATION
    [ ]  ABANDONMENT OF REGISTRATION
         (Note: Abandonment of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
    [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
         (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund: Capital Appreciation Fund

3.  Securities and Exchange Commission File No.: 811-03429

4.  Is this an initial Form N-8F or an amendment to a previously filed Form
    N-8F?

    [X]  Initial Application     [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    One Cityplace, Hartford, CT 06103-3415

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

    Francine S. Hayes
    c/o State Street Corporation
    Two Avenue de Lafayette, 6th Floor
    Boston, MA 02111
    (617) 662-3969

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7.  Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

    Travelers Asset Management International Company LLC, 282 Trumbull Street, Hartford, CT 06103 (records relating to its functions as investment advisor)
    Contact: Jack Huntington, (617) 578-3057

    PFPC Inc., 101 Federal Street, Boston, Massachusetts 02110 or 4400 Computer Drive, Westborough, Massachusetts 01581 (records relating to its functions as transfer agent)
    Contact: Al Menard, (508) 871-9727

    State Street Bank and Trust Company, Two Avenue de Lafayette, Boston, MA 02111 (records relating to its functions as custodian and administrator)
    Contact: Francine S. Hayes, (617) 662-3969

    NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.  Classification of fund (check only one):

    [X]  Management company;
    [ ]  Unit investment trust; or
    [ ]  Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

    [X]  Open-end    [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

    The Commonwealth of Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    ADVISER
    _______
    Travelers Asset Management International Company LLC/1/
    282 Trumbull Street
    Hartford, CT 06103

    SUBADVISER
    __________
    Janus Capital Management LLC
    100 Filmore Street
    Denver, Colorado 80206-4928
    303.333.3863

--------
/1/ Effective May 16, 2006, Travelers Asset Management International Company LLC was deregistered as an investment adviser.

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12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    Not applicable

13. If the fund is a unit investment trust ("UIT") provide: Not applicable.

    (a)  Depositor's name(s) and address(es):
    (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [X] Yes    [ ] No

    If Yes, for each UIT state:

    Name(s):
    File No.: 811-
    Business Address:

NAME OF SEPARATE ACCOUNT                                 FILE NO:   BUSINESS ADDRESS
-------------------------------------------------------- ---------- -------------------
MetLife of CT Fund ABD for Variable Annuities (formerly  811-07465  MetLife
Travelers Fund ABD for Variable Annuities)                          One CityPlace
                                                                    185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund ABD II for Variable Annuities         811-07463  MetLife
(formerly Travelers Fund ABD II for Variable Annuities)             One CityPlace
                                                                    185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund BD III for Variable Annuities         811-08225  MetLife
(formerly Travelers Fund BD III for Variable Annuities)             One CityPlace
                                                                    185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund BD IV for Variable Annuities          811-08223  MetLife
(formerly Travelers Fund BD IV for Variable Annuities)              One CityPlace
                                                                    185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund U for Variable Annuities (formerly    811-03575  c/o MetLife
Travelers Fund U for Variable Annuities)                            501 Boylston Street
                                                                    Boston, MA 02116

MetLife of CT Fund UL for Variable Life Insurance        811-03927  MetLife
(formerly Travelers Fund UL for Variable Life Insurance)            One CityPlace
                                                                    185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund UL II for Variable Life Insurance     811-07411  MetLife
(formerly Travelers Fund UL II for Variable Life                    One CityPlace
Insurance)                                                          185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund UL III for Variable Life Insurance    811-09215  MetLife
(formerly Travelers Fund UL III for Variable Life                   One CityPlace
Insurance)                                                          185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account QP for Variable Annuities 811-07487  MetLife
(formerly Travelers Separate Account QP for Variable                One CityPlace
Annuities)                                                          185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account QPN for Variable          333-136191 c/o MetLife
Annuities (formerly Travelers Separate Account QPN for              501 Boylston Street
Variable Annuities)                                                 Boston, MA 02116

MetLife of CT Separate Account Five for Variable         811-08867  MetLife
Annuities (formerly Travelers Separate Account Five for             One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Six for Variable          811-08869  MetLife
Annuities (formerly Travelers Separate Account Six for              One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Nine for Variable         811-09411  MetLife
Annuities (formerly Travelers Separate Account Nine for             One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Ten for Variable          811-09413  MetLife
Annuities (formerly Travelers Separate Account Ten for              One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Eleven for Variable       811-21262  MetLife
Annuities (formerly TIC Separate Account Eleven for                 One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Twelve for Variable       811-21266  MetLife
Annuities (formerly TLAC Separate Account Twelve for                One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Thirteen for Variable     811-21263  MetLife
Annuities (formerly TIC Separate Account Thirteen for               One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Fourteen for Variable     811-21267  MetLife
Annuities (formerly TLAC Separate Account Fourteen for              One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife Insurance Company of CT Variable Annuity         811-21220  MetLife
Separate Account 2002 (formerly TIC Variable Annuity                One CityPlace
Separate Account 2002)                                              185 Asylum Street
                                                                    Hartford, CT 06103

MetLife Life and Annuity Company of CT Variable          811-21221  MetLife
Annuity Separate Account 2002 (formerly TLAC Variable               One CityPlace
Annuity Separate Account 2002)                                      185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Variable Life Insurance Separate Account   811-07891  MetLife
Two (formerly The Travelers Variable Life Insurance                 One CityPlace
Separate Account Two)                                               185 Asylum Street
                                                                    Hartford, CT 06103

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes    [ ] No

    If Yes, state the date on which the board vote took place: January 25, 2006

    If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes    [ ] No

         If Yes, state the date on which the shareholder vote took place:
         April 12, 2006

         If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X] Yes         [ ] No

    (a)  If Yes, list the date(s) on which the fund made those distributions:
         April 26, 2006

    (b)  Were the distributions made on the basis of net assets?

         [X] Yes    [ ] No

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    (c)  Were the distributions made PRO RATA based on share ownership?

         [X] Yes    [ ] No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e)  LIQUIDATIONS ONLY: Not applicable
         Were any distributions to shareholders made in kind?

         [ ] Yes  [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. CLOSED-END FUNDS ONLY: Not applicable.

    Has the fund issued senior securities?

    [ ] Yes  [ ] No

    If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed ALL of its assets to the fund's shareholders?

    [X] Yes  [ ] No

    If No,
    (a) How many shareholders does the fund have as of the date this form is filed?

    (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [ ] Yes  [X] No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

    [ ] Yes  [X] No

    If Yes,

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    (a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    (b)  Why has the fund retained the remaining assets?

    (c)  Will the remaining assets be invested in securities?

    [ ] Yes  [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

    [ ] Yes  [X] No

    If Yes,
    (a)  Describe the type and amount of each debt or other liability:

    (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a)  List the expenses incurred in connection with the Merger or
         Liquidation:

        (i)   Legal expenses:                                $ 18,219.68
        (ii)  Accounting expenses:                           $        --
        (iii) Other expenses (list and identify separately):
                                  Other- Proxy Services      $135,497.40
                                  Other- Proxy Statement     $ 46,428.98
                                                             -----------
        (iv)  Total expenses (sum of lines (i)-(iii) above): $200,146.06

    (b)  How were those expenses allocated?

    The expenses were allocated to the Capital Appreciation Fund.

    (c)  Who paid those expenses?

    The expenses were paid by Metropolitan Life Insurance Company and/or its affiliates.

    (d)  How did the fund pay for unamortized expenses (if any)?

    There were no unamortized expenses to be paid.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [ ] Yes  [X] No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

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V.  CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

    [ ] Yes  [X] No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [ ] Yes  [X] No

    If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26. (a)  State the name of the fund surviving the Merger:

         The Capital Appreciation Fund was acquired by the Janus Capital Appreciation Portfolio, a series of Met Investors Series Trust.

    (b)  State the Investment Company Act file number of the fund surviving the
         Merger:

         The Investment Company Act file number for Met Investors Series Trust is 811-10183.

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

         SEC File Number:    811-03429
         Accession Number:   0001193125-06-055295
         Conformed Submission Type:  Form DEF 14A
         Filed:        March 15, 2006

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                 VERIFICATION

   The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Capital Appreciation Fund, (ii) she is the President of the Capital Appreciation Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                                  /s/ Elizabeth M. Forget
                                                  -----------------------------
                                                  Elizabeth M. Forget
                                                  President